UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 -	Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of profit or loss

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	28,035	24,394
Restricted cash	—	1,608
Short-term investments	181,374	214,164
Trade receivables	44,122	36,844
Recoverable taxes	6,499	5,122
Deferred commissions	1,005	663
Prepaid expenses	5,143	4,152
Derivative financial instruments	53	117
Other current assets	22	93

Total current assets	266,253	287,157

Non-current assets
Long-term investments	2,000	—
Trade receivables	7,415	5,432
Deferred tax assets	19,926	17,710
Prepaid expenses	155	204
Recoverable taxes	4,454	3,334
Deferred commissions	2,924	1,790
Other non-current assets	902	957
Right-of-use assets	3,277	4,818
Property and equipment, net	2,697	3,909
Intangible assets, net	30,024	31,210
Investments in joint venture	1,118	1,152

Total non-current assets	74,892	70,516

Total assets	341,145	357,673

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,728	34,136
Loans and financing	—	1,153
Taxes payable	8,219	4,128
Lease liabilities	1,863	1,898
Deferred revenue	25,948	20,332
Accounts payable from acquisition of subsidiaries	—	299
Other current liabilities	1,486	70

Total current liabilities	77,244	62,016

Non-current liabilities
Accounts payable and accrued expenses	1,632	511
Taxes payable	—	160
Lease liabilities	2,233	3,737
Deferred revenue	16,584	13,923
Deferred tax liabilities	2,668	2,464
Other non-current liabilities	452	185

Total non-current liabilities	23,569	20,980

EQUITY
Issued capital	18	19
Capital reserve	370,821	390,885
Other reserves	(486)	127
Accumulated losses	(130,060)	(116,373)

Equity attributable to VTEX’s shareholders	240,293	274,658

Non-controlling interests	39	19

Total shareholders’ equity	240,332	274,677

Total liabilities and equity	341,145	357,673

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of profit or loss

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscription revenue	58,224	42,732	190,302	148,475
Services revenue	2,497	2,753	11,215	9,145

Total revenue	60,721	45,485	201,517	157,620

Subscription cost	(12,472)	(11,491)	(45,420)	(41,408)
Services cost	(3,385)	(3,103)	(15,529)	(11,424)

Total cost	(15,857)	(14,594)	(60,949)	(52,832)

Gross profit	44,864	30,891	140,568	104,788

Operating expenses
General and administrative	(9,132)	(7,052)	(33,673)	(28,348)
Sales and marketing	(15,129)	(12,404)	(59,461)	(67,798)
Research and development	(14,344)	(14,059)	(60,116)	(57,205)
Other losses	(556)	(402)	(1,920)	(1,356)

Income (loss) from operations	5,703	(3,026)	(14,602)	(49,919)

Financial income	20,801	7,645	46,374	23,770
Financial expense	(20,442)	(4,939)	(43,367)	(31,401)

Financial result, net	359	2,706	3,007	(7,631)

Equity results	19	347	1,008	1,106
Income (loss) before income tax	6,081	27	(10,587)	(56,444)

Income tax
Current	(2,865)	(136)	(5,182)	(877)
Deferred	7	(213)	2,075	4,902

Total income tax	(2,858)	(349)	(3,107)	4,025

Net income (loss) for the period	3,223	(322)	(13,694)	(52,419)

Attributable to controlling shareholders	3,226	(323)	(13,687)	(52,418)

Non-controlling interest	(3)	1	(7)	(1)

Earnings (loss) per share
Basic earnings (loss) per share	0.018	(0.002)	(0.073)	(0.275)

Diluted earnings (loss) per share	0.016	(0.002)	(0.073)	(0.275)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189

Net loss for the year	—	—	—	(52,418)	(52,418)	(1)	(52,419)
Other comprehensive income (loss)	—	—	(525)	—	(525)	—	(525)

Total comprehensive loss for the year	—	—	(525)	(52,418)	(52,943)	(1)	(52,944)

Transactions with owners of the Company
Exercise of stock options	—	567	—	—	567	—	567
Issue of ordinary shares as consideration for a business combination	—	3	—	—	3	—	3
Share repurchase program	—	(12,798)	—	—	(12,798)	—	(12,798)
Share-based compensation	—	12,647	—	—	12,647	—	12,647
Transactions with non-controlling interests	—	—	—	—	—	13	13
Total transactions with owners of the Company	—	419	—	—	419	13	432

At December 31, 2022	19	390,885	127	(116,373)	274,658	19	274,677

At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677

Net loss for the year	—	—	—	(13,687)	(13,687)	(7)	(13,694)
Other comprehensive income (loss)	—	—	(613)	—	(613)	—	(613)

Total comprehensive loss for the year	—	—	(613)	(13,687)	(14,300)	(7)	(14,307)

Transactions with owners of the Company
Exercise of stock options	—	1,031	—	—	1,031	—	1,031
Share repurchase program	—	(35,243)	—	—	(35,243)	—	(35,243)
Share-based compensation	—	14,148	—	—	14,148	—	14,148
Cancellation of shares	(1)	—	—	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	—	—	—	27	27

Total transactions with owners of the Company	(1)	(20,064)	—	—	(20,065)	27	(20,038)

At December 31, 2023	18	370,821	(486)	(130,060)	240,293	39	240,332

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
Net loss for the year	(13,694)	(52,419)

Adjustments for:
Depreciation and amortization	5,018	4,616
Deferred income tax	(2,075)	(4,902)
Loss on disposal of rights of use, property, equipment, and intangible assets	874	(9)
Expected credit losses from trade receivables	1,472	852
Share-based compensation	16,360	12,202
Provision for payroll taxes (share-based compensation)	3,326	(1,125)
Adjustment of hyperinflation	19,369	5,175
Equity results	(1,008)	(1,106)
Accrued interest	(23,757)	(2,252)
Fair value (gains) losses	(10,332)	2,522
Others and foreign exchange, net	8,298	2,786
Change in operating assets and liabilities
Trade receivables	(13,137)	(3,579)
Recoverable taxes	(3,597)	(671)
Prepaid expenses	(598)	3,947
Other assets	583	(583)
Accounts payable and accrued expenses	855	5,229
Taxes payable	7,347	(1,495)
Deferred revenue	6,948	1,157
Other liabilities	1,925	745

Cash provided by (used in) operating activities	4,177	(28,910)

Income tax refund (paid)	82	(312)

Net cash provided by (used in) operating activities	4,259	(29,222)

Cash flows from investing activities
Dividends received from joint venture	1,138	147
Purchase of short and long-term investment	(135,442)	(120,615)
Redemption of short-term investment	171,200	78,011
Interest and dividend received from short-term investments	2,106	1,110
Payment of business acquired	—	(1,692)
Acquisitions of property and equipment	(472)	(340)
Derivative financial instruments	(105)	—

Net cash provided by (used in) investing activities	38,425	(43,379)

Cash flows from financing activities
Derivative financial instruments	—	(746)
Changes in restricted cash	1,660	(348)
Proceeds from the exercise of stock options	1,031	567
Net-settlement of share-based payment	(2,488)	(1,615)
Buyback of shares	(35,243)	(12,798)
Payment of loans and financing	(1,238)	(2,651)
Interest paid	(5)	(56)
Principal elements of lease payments	(1,574)	(1,263)
Lease interest paid	(573)	(670)

Net cash provided by (used in) financing activities	(38,430)	(19,580)

Net increase (decrease) in cash and cash equivalents	4,254	(92,181)

Cash and cash equivalents, beginning of the year	24,394	121,006

Effect of exchange rate changes	(613)	(4,431)

Cash and cash equivalents, end of the year	28,035	24,394

Non-cash transactions:
Lease liabilities arising from obtaining or remeasuring right-of-use assets	(251)	983
Issue of ordinary shares as consideration for a business combination	—	3
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	—	448
Transactions with non-controlling interests	27	13

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1 General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX’s customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform’s flexible and low-maintenance nature aims to optimize customers’ IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company’s shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”). The following entities are part of the Group and are being consolidated in these unaudited condensed interim financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	2023	2022
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	98.86	99.58
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100
VTEX Platform España, S.L. (“VTEX ESP”)	Spain	Subsidiary	Technology Services	100	100
VTEX Ecommerce Platform Limited—Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100
VTEX Ecommerce Platform Limited London—Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%. On August 30, 2023 the Company announced the termination of the JV. However, the Group has elected to maintain its participation until the dissolution terms are finalized, which is expected to occur in the following months.

2	Basis of presentation and consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these consolidated financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a. Basis for preparation of the unaudited condensed consolidated interim financial statements

The consolidated financial statements of the VTEX Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of VTEX (Group’s parent company) and presentation currency of the Group. All amounts have been rounded to the nearest thousands of US$, except when otherwise indicated.

b. New standards, interpretations, and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

c. Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2022. No retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3	Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	December 31, 2023	December 31, 2022
Cash and cash bank deposits	24,962	18,930
Time deposits, investment funds and others	3,073	5,464

Total	28,035	24,394

4	Short and long-term investments

	December 31, 2023	December 31, 2022
Financial assets measured at fair value	95,293	204,045
Financial assets measured at amortized cost	88,081	10,119

Short and long-term investments	183,374	214,164

Current	181,374	214,164
Non-current	2,000	—

4.1 Financial investments measured by fair value

The following table shows the changes in the balances:

	2023	2022
Opening balance on January 1	204,045	177,191

Additions	21,146	111,612
Redemption	(136,672)	(78,011)
Accrued dividend	46	—
Fair value gains (losses)	9,823	(4,766)
Exchange differences	(3,095)	(1,981)

Closing balance on December 31	95,293	204,045

4.2 Financial investments measured by amortized cost

The following table shows the changes in the balances:

	2023	2022
Opening balance on January 1	10,119	—

Additions	114,296	9,003
Redemption	(34,528)	—
Accrued interest	21,605	1,141
Exchange differences	(23,411)	(25)

Closing balance on December 31	88,081	10,119

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5	Trade receivables

Trade receivables are as follows:

	December 31, 2023	December 31, 2022
Trade receivables	52,446	43,084
Expected credit losses	(909)	(808)

Total trade receivables	51,537	42,276

Current	44,122	36,844
Non-current	7,415	5,432

The changes in expected credit losses for trade receivables are as follows:

	2023	2022	2021
Opening balance on January 1	(808)	(1,147)	(649)

Addition, net	(1,472)	(852)	(887)
Addition from acquisition of subsidiaries	—	—	(100)
Write-off	1,352	1,114	429
Exchange differences	19	77	60

Closing balance on December 31	(909)	(808)	(1,147)

The trade receivables by maturity are distributed as follows:

	December 31, 2023	December 31, 2022
Current	49,201	39,188
Overdue:
From 1 to 30 days	1,810	2,087
From 31 to 60 days	244	454
From 61 to 90 days	227	359
From 91 to 120 days	272	295
From 121 to 300 days	692	701

Total	52,446	43,084

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6	Current and deferred tax

6.1 Deferred tax assets

The balance comprises temporary differences attributable to:

	December 31, 2023	December 31, 2022
Loss allowances for financial assets	339	270
Bonus provision	2,271	1,712
Lease	396	392
Share-based compensation (i)	3,064	3,130
Tax loss (ii)	11,916	10,513
Others (iii)	1,940	1,693

Total deferred tax assets	19,926	17,710

(i)	Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)

Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future. In Brazil, tax losses are not subject to statute of limitation and ought to be used observing the limits established by the local tax legislation.

(iii)

Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences arising from operations carried out in Mexico and Brazil. It refers to provision for sales commission, unrealized exchange variation, adjustments for operations marked to market (MTM), and provision for payment of suppliers. The remainder portion refers to a miscellaneous of items scattered in concepts determined by local tax laws in Brazil, Chile, Colombia and Peru.

6.2 Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2023	December 31, 2022
Acquisition of subsidiaries	1,136	1,409
Temporary differences	1,499	827
Others	33	228

Total deferred tax liabilities	2,668	2,464

6.3 Income Tax expense

Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Current tax
Current tax on profits for the year	(2,865)	(136)	(5,182)	(877)

	(2,865)	(136)	(5,182)	(877)

Deferred income tax
Decrease (increase) in deferred tax	7	(213)	2,075	4,902

	7	(213)	2,075	4,902

Income tax	(2,858)	(349)	(3,107)	4,025

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7	Leases

7.1 Amounts recognized in the balance sheets

The balance sheets show the following amounts related to leases:

	December 31, 2023	December 31, 2022
Right-of-use assets
Office buildings	3,277	4,818

Total	3,277	4,818

	December 31, 2023	December 31, 2022
Lease liabilities
Current	1,863	1,898
Non-current	2,233	3,737

Total	4,096	5,635

The following table shows the changes in the right-of-use asset and lease liabilities:

	2023	2022
Right-of-use assets
Opening balance on January 1	4,818	5,183

New lease agreements	85	942
Remeasurement	(105)	99
Depreciation	(1,500)	(1,347)
Write-off	(324)	(352)
Hyperinflation adjustment	8	5
Exchange differences	295	288

Closing balance on December 31	3,277	4,818

	2023	2022
Lease liabilities
Opening balance on January 1	5,635	5,991

New lease agreements	85	942
Remeasurement	(336)	41
Interest added	574	671
Principal elements of lease payments	(1,574)	(1,263)
Interest payment	(573)	(670)
Write-off	(94)	(423)
Exchange differences	379	346

Closing balance on December 31	4,096	5,635

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7.2 Amounts recognized in the statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Depreciation charge of office buildings	383	371	1,500	1,347
Interest expense (included in financial expense)	133	154	574	671

Total	516	525	2,074	2,018

8	Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	December 31, 2023	December 31, 2022
Leasehold improvements	2,560	2,811
Machinery and equipment	43	307
Furniture and fixture	606	836
Computer and peripherals	3,192	4,346
Accumulated depreciation	(3,704)	(4,391)

Property and equipment, net	2,697	3,909

9	Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	December 31, 2023	December 31, 2022
Software	4,649	4,291
Trademark	238	218
Intellectual property	2,962	2,675
Customer contracts	9,490	9,394
Goodwill	21,832	20,965
Others	566	519
Accumulated amortization	(9,713)	(6,852)

Intangible assets, net	30,024	31,210

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2023	December 31, 2022
Trade payables	14,829	14,064
Social charges	7,428	5,537
Profit-sharing	13,147	9,484
Provision for vacation and benefits	5,935	5,506
Others	21	56

Total	41,360	34,647

Current	39,728	34,136
Non-current	1,632	511

11	Loans and financing

11.1 Breakdown of loans and financing

As of December 31, 2023, the Group no longer has loans to be paid as both Itaú and BNDES contracts were fully paid during the first semester of 2023. More details on each loan are described in the table and footnotes below:

	Interest rate	Country	Maturity	December 31, 2023	December 31, 2022
BNDES (i)	6.5% p.a (Brazilian Reais)	Brazil	Mar/23	—	189
Itaú (ii)	100% CDI + 2.5% p.a (Brazilian Reais)	Brazil	May/23	—	964

Total				—	1,153

(i)

In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies. The last installment matured in March 2023.

(ii)

In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge. The last installment matured in May 2023.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11.2 Changes in loans and financing

	2023	2022
Opening balance on January 1	1,153	3,279

Payment of loans	(1,238)	(2,651)
Interest charged	4	62
Interest paid	(5)	(56)
Basis adjustment on the fair value hedge (i)	42	273
Exchange differences	44	246

Closing balance on December 31	—	1,153

(i)

Losses on the financial instrument designated as a fair value hedge referring to the loan in Euros with Itaú described above have been recognized as a financial expense. Refer to note 19.1(ii) for additional detail.

12	Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2023	December 31, 2022
Income tax payable	2,147	673
Other taxes payable	6,072	3,615

Total	8,219	4,288

Current	8,219	4,128
Non-current	—	160

13	Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable losses by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2023	December 31, 2022
Civil	48	6
Labor	10	95
Tax	170	84

Total	228	185

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2023	December 31, 2022
Civil	114	118
Labor	176	—
Tax	1,067	878

Total	1,357	996

On October 9, 2020, Mirakl, Incorporated, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX USA, and certain of its employees that were formerly employed by the plaintiff.

On April 14, 2021, the court denied the motion to dismiss. On October 4, 2021, the court granted VTEX’s motion to appoint an independent expert to manage forensic discovery. On December 31, 2021, the court approved a forensic protocol to be employed by the independent expert. As of December 31, 2023, the parties are conducting discovery. Although VTEX plans to defend itself against such lawsuit, the Company is not able to predict the outcomes of such lawsuit at this current discovery stage. On December 31, 2023 and 2022, this contingency was classified as possible, however at the end of the reporting period it was not possible to estimate the future cash outflows at this stage of the lawsuit, and, therefore, it was not included in the table above.

14	Shareholders’ equity

14.1 Issued capital

The total share capital is as follows:

	December 31, 2023	December 31, 2022
Number of ordinary nominative shares	184,027,008	188,992,529
Par value	0.0001	0.0001

Total issued capital	18	19

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15	Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscriptions	64,206	46,712	208,777	162,132
Taxes on subscriptions	(5,982)	(3,980)	(18,475)	(13,657)

Subscription revenue	58,224	42,732	190,302	148,475

Services provided	2,629	2,919	11,762	9,799
Taxes on services	(132)	(166)	(547)	(654)

Services revenue	2,497	2,753	11,215	9,145

Total revenue	60,721	45,485	201,517	157,620

16	Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for the three and twelve-month periods ended December 31, 2023 and 2022:

	Three months ended (unaudited)		Twelve months ended
Basic earnings (loss) per share	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Income (loss) attributable to the stockholders of the Group	3,226	(322)	(13,687)	(52,419)
Weighted average number of outstanding common shares (thousands)	184,142	190,167	186,365	190,695

Basic earnings (loss) per share	0.018	(0.002)	(0.073)	(0.275)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
Diluted earnings (loss) per share	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Income (loss) attributable to the stockholders of the Group	3,226	(322)	(13,687)	(52,419)
Weighted average number of outstanding common shares (thousands)	197,340	190,167	186,365	190,695

Diluted earnings (loss) per share	0.016	(0.002)	(0.073)	(0.275)

For the twelve months ended on December 31, 2023 and 2022, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation. The number of the potentially dilutive shares that would have been anti-dilutive is disclosed in note 18.

17	Financial result, net

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Interest and dividend earned on bank deposits and financial investments	13,882	1,655	23,757	2,252
Foreign exchange gains	1,229	1,411	6,517	7,321
Gains from fair value of financial instruments (i)	2,571	733	4,476	4,822
Gains from short and long-term investments	3,087	3,786	11,427	9,079
Other financial income	32	60	197	296

Financial income	20,801	7,645	46,374	23,770

Foreign exchange losses	(7,496)	(2,893)	(16,891)	(8,505)
Losses from fair value of financial instruments (i)	(2,998)	(185)	(3,960)	(2,458)
Interest on loans	—	(10)	(4)	(62)
Interest on lease liabilities	(133)	(154)	(574)	(671)
Losses from short and long-term investments	(192)	(111)	(1,604)	(13,845)
Adjustment of hyperinflation	(9,148)	(1,389)	(19,369)	(5,175)
Other financial expenses	(475)	(197)	(965)	(685)

Financial expense	(20,442)	(4,939)	(43,367)	(31,401)

Financial result, net	359	2,706	3,007	(7,631)

(i)	Refers to gain and losses on change in the fair value of hedge instruments (Refer to note 19.1)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18	Share-based compensation

18.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	9,714	4.18	4.37	1.41

Granted	1,653	4.87	—	2.42
Forfeit	(513)	6.44	—	3.72
Exercised (i)	(958)	1.02	—	0.52

At December 31, 2023	9,896	4.17	3.86	1.44

Stock options exercisable as of December 31, 2023	4,783	4.41	3.49	1.18

(i)	The number of stock-options withheld for tax purposes was 38 thousand shares (79 thousand shares in 2022).

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the twelve-month period ended December 31, 2023:

•	Target Asset Price - US$5.12 per share (December 31, 2022 - US$4.40 per share)

•	Risk-Free Interest Rate – 4.39% (December 31, 2022: 3.83%)

•	Volatility – 56.99% (December 31, 2022: 55.68%)

•	Expected dividend: None

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	3,509	6.94

Granted	2,588	4.90
Forfeit	(284)	6.61
Settled (i)	(2,094)	5.57

At December 31, 2023	3,720	6.32

(i)	The number of RSUs withheld for tax purposes was 603.2 thousand shares (234.1 thousand shares in 2022).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

In June 2023, the Group canceled some stock option instruments, and replacement awards were issued. The total incremental fair value of US$131 will be recognized as an expense over the period from the replacement date to the end of the vesting period. The expense for the canceled stock option granted will continue to be recognized as if the stock options has not been cancelled. The fair value of the replacement award was determined using the same models and principles of the canceled contract.

For the year ended December 31, 2023, there was US$16,669 (US$16,538 in 2022) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.84 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2023, was US$19,071 (for the year ended December 31, 2022: US$12,390). For the period ended December 31, 2023, the Group recorded in the capital reserve the amount of US$13,776 (for the year ended December 31, 2022: US$12,066).

The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$13,847 (US$ 3,987 on December 31, 2022) considering the stock price as of December 31, 2023.

18.2 Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	8.42	13.48	5.35	5.66

Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—

At December 31, 2023	8.42	14.81	4.35	6.17

Stock options exercisable as of December 31, 2023	8.42	14.81	4.35	6.17

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - Future CDI, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	285.28	6.42

Granted	115.00	5.10
Forfeit	(82.25)	5.50
Settled (i)	(77.15)	7.17

At December 31, 2023	240.89	6.49

(i)	The number of RSUs withheld for tax purposes was 3.7 thousand shares.

For the year ended December 31, 2023, there was US$733.36 (2022 – US$1,026) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.56 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2023, was US$ 615 (for the year ended December 31, 2022: US$363). For the year ended December 31, 2023, the Group recorded in the capital reserve the amount of US$421 (for the year ended December 31, 2022: US$581).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$184 (US$175 on December 31, 2022) considering the stock price as of December 31, 2023.

18.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the consolidated statements of profit and loss which includes both stock-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscription cost	(9)	(164)	(205)	(502)
Services cost	(115)	(88)	(464)	(156)
General and administrative	(2,335)	(1,476)	(7,254)	(4,366)
Sales and marketing	(1,046)	(1,142)	(4,382)	(2,885)
Research and development	(1,782)	(1,716)	(7,380)	(4,844)

Total	(5,287)	(4,586)	(19,685)	(12,753)

19	Financial Instruments

19.1 Financial instruments by category

(i) Financial instruments valued at amortized cost

Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. Those mentioned above comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. When the asset is derecognized, modified, or impaired, gains and losses are recognized in profit or loss.

The Group has the following financial instruments valued at amortized cost:

	December 31, 2023	December 31, 2022
Financial assets:
Cash and cash equivalents	28,035	24,394
Restricted cash	—	1,608
Short-term investments	88,081	10,119
Trade receivables	51,537	42,276

Total	167,653	78,397

Financial liabilities:
Trade payables	14,829	14,064
Lease liabilities	4,096	5,635
Loans and financing	—	1,153

Total	18,925	20,852

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(ii) Financial instruments valued at fair value through profit or loss

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2023	December 31, 2022
Financial assets:
Short and long-term investments	95,293	204,045
Derivative financial instruments (i)	53	117

Total	95,346	204,162

	Carrying amount
	December 31, 2023	December 31, 2022
Financial liabilities:
Accounts payable from acquisition of subsidiary (“earn out”)	—	299

Total	—	299

(i)

In December 31, 2023, VTEX ARG had positions in future derivative financial instruments raised through Matba Rofex designated as a protection from hyperinflation and exchange rate devaluation in Argentina. The notional value is US$5,500 and the last maturity date is in February 2024.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “financial results, net”.

For the year ended December 31, 2022 the Group had positions in Swap derivative financial instruments designated as a hedge of foreign currency debt, raised through Itaú bank. These hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 11), which was also raised through Itaú bank. The contract was due in May 2023. Additionally, for the years ended December 31, 2023 and 2022, the Group also had positions in future derivative financial instruments designed as a hedge of foreign currency risk in Argentina. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The last hedge contract is due February 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net gain (loss) on financial instruments	(427)	548	516	2,364

The following amounts were recognized in profit or loss in relation to short-term investments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net gain (loss) on short and long-term investments	2,895	3,675	9,823	(4,766)

a.	Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value.

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	—	—
Long-term investments	—	—	2,000
Derivative financial instruments	—	53	—

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	204,045	—	—
Derivative financial instruments	—	117	—
Liabilities
Accounts payable from acquisition of subsidiary (“earn-out”)	—	—	299

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the year of 2023.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at December 31, 2023, the fair value of the earn-out was nil (December 31, 2022 - US$299 ).

In October 2023, VTEX initiated a strategic investment in privately held equity securities of an unquoted company, for an initial amount of US$2,000. The price paid for the transaction in October 2023 stands as the most accurate fair value estimate for December 31, 2023.The estimation of fair value for this investment requires the use of significant unobservable inputs, and as a result, the Company classified it as Level 3 within the fair value measurement framework. The valuation method is based on information available, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.

The following table presents changes in level 3 items for the twelve-months period ended on December 31, 2023 and 2022:

	Investment in unquoted company	Contingent consideration
Opening balance on January 1, 2022	—	4,953

Payments of principal/finance charges - earn-out	—	(916)
Earn-out adjustment	—	(3,740)
Exchange differences	—	2

Closing balance on December 31, 2022	—	299

Earn-out adjustment	—	(299)
Additions	2,000	—

Closing balance on December 31, 2023	2,000	—

b. Fair values of other financial instruments at amortized cost

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2023, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2023:

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	20,872	21,443	10,119	9,948

Total	20,872	21,443	10,119	9,948

Financial liabilities:
Loans and financing	—	—	1,153	990

Total	—	—	1,153	990

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

19.2	Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

20	Subsequent events

The Group has not identified any subsequent events.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of December 31, 2023 and 2022 included elsewhere in this document.

Overview

VTEX is the global enterprise digital commerce platform where brands and retailers run their world of commerce. Our platform is designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers’ conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors’ products, and optimize their product delivery process, among many other capabilities.

With over 20 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 86% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,500 customers with over 3,500 active online stores across 43 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. We were named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment. We were also recognized as Visionary in the 2023 Gartner Magic Quadrant™ for Digital Commerce for VTEX’s Ability to Execute and Completeness of Vision, August 2023 report, and top-rated digital commerce platform at Gartner Peer Insights ‘Voice of the Customer’: Digital Commerce. Additionally, we were named a “Contender” in The Forrester Wave™: B2C Commerce Solutions and VTEX was awarded medals in all 24 categories of the “2023 Paradigm B2B Combine: Enterprise and Midmarket Editions”.

We offer access to our platform on a subscription basis, which accounted for 95.9% of our revenue for the three-month period ended December 31, 2023, compared to 93.9% of our revenue in the same period of 2022. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended

December 31, 2023, our GMV increased to US$5.4 billion from US$3.9 billion in the same period of 2022, representing an increase of 37.9% in USD and 29.9% on an FX neutral basis. In the same period, our revenue increased to US$60.7 million from US$45.5 million, representing an increase of 33.5% in USD and 24.9% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Twelve months ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	5,382.7	3,903.7	16,524.2	12,687.7
GMV growth FX neutral (%)	29.9%	29.2%	25.3%	26.8%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. The pandemic’s macroeconomic impact led to fluctuations in seasonal patterns, resulting in certain levels of volatility. Nevertheless, we foresee these effects gradually normalizing as the macroeconomic conditions ease.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Subscription revenue	32.6	36.7	36.5	42.7	39.8	44.8	47.5	58.2
Services revenue	2.1	2.1	2.2	2.8	2.5	3.1	3.1	2.5

Total revenue	34.7	38.7	38.8	45.5	42.3	47.9	50.6	60.7

Subscription cost	(10.0)	(10.2)	(9.8)	(11.5)	(10.4)	(11.2)	(11.4)	(12.5)
Services cost	(2.6)	(2.8)	(2.9)	(3.1)	(4.2)	(4.4)	(3.6)	(3.4)

Total cost	(12.6)	(13.0)	(12.6)	(14.6)	(14.6)	(15.5)	(15.0)	(15.9)

Gross profit	22.1	25.7	26.1	30.9	27.7	32.4	35.6	44.9

Operating expenses
General and administrative	(6.9)	(7.4)	(6.9)	(7.1)	(7.9)	(8.2)	(8.4)	(9.1)
Sales and marketing	(17.9)	(21.3)	(16.2)	(12.4)	(14.8)	(14.4)	(15.1)	(15.1)
Research and development	(13.9)	(15.4)	(13.8)	(14.1)	(14.0)	(16.3)	(15.5)	(14.3)
Other income (losses)	0.0	(0.5)	(0.5)	(0.4)	(0.8)	(0.5)	(0.1)	(0.6)

Income (loss) from operation	(16.7)	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7

Financial result, net	(4.7)	(5.4)	(0.2)	2.7	1.5	0.1	1.1	0.4

Equity results	0.2	0.3	0.3	0.3	0.3	0.4	0.3	0.0

Income (loss) before income tax	(21.2)	(24.1)	(11.2)	0.0	(7.9)	(6.6)	(2.1)	6.1

Income tax	2.1	2.6	(0.3)	(0.3)	(0.0)	0.0	(0.3)	(2.9)

Net income (loss) for the period	(19.1)	(21.5)	(11.5)	(0.3)	(7.9)	(6.6)	(2.4)	3.2

Earnings (loss) per share
Basic and diluted earnings (loss) per share US$	(0.10)	(0.11)	(0.06)	(0.00)	(0.04)	(0.04)	(0.01)	0.02

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(28.8)%	(26.3)%	(25.2)%	(25.3)%	(24.6)%	(23.3)%	(22.5)%	(20.5)%
Services cost	(7.5)%	(7.3)%	(7.4)%	(6.8)%	(9.9)%	(9.1)%	(7.2)%	(5.6)%

Total cost	(36.3)%	(33.6)%	(32.6)%	(32.1)%	(34.4)%	(32.4)%	(29.7)%	(26.1)%

Gross profit	63.7%	66.4%	67.4%	67.9%	65.6%	67.6%	70.3%	73.9%
Operating expenses
General and administrative	(19.9)%	(19.2)%	(17.9)%	(15.5)%	(18.7)%	(17.2)%	(16.5)%	(15.0)%
Sales and marketing	(51.6)%	(55.1)%	(41.7)%	(27.3)%	(35.0)%	(30.2)%	(29.8)%	(24.9)%
Research and development	(40.1)%	(39.8)%	(35.6)%	(30.9)%	(33.0)%	(34.0)%	(30.6)%	(23.6)%
Other income (losses)	0.0%	(1.2)%	(1.3)%	(0.9)%	(1.8)%	(1.1)%	(0.2)%	(0.9)%
Income (loss) from operation	(48.1)%	(48.9)%	(29.1)%	(6.7)%	(23.0)%	(14.9)%	(6.9)%	9.4%
Financial result, net	(13.5)%	(14.0)%	(0.5)%	5.9%	3.4%	0.2%	2.1%	0.6%

Equity results	0.6%	0.7%	0.7%	0.8%	0.8%	0.8%	0.6%	0.0%
Income (loss) before income tax	(61.1)%	(62.2)%	(28.9)%	0.1%	(18.7)%	(13.9)%	(4.2)%	10.0%

Income tax	6.1%	6.8%	(0.9)%	(0.8)%	(0)%	0.1%	(0.5)%	(4.7)%

Net income (loss) for the period	(55.0)%	(55.4)%	(29.8)%	(0.7)%	(18.8)%	(13.8)%	(4.7)%	5.3%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Income (loss) from operation	(16.7)	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7
Share-based compensation expense	2.5	0.9	4.8	4.6	5.1	4.7	4.6	5.3
Amortization and adjustment related to acquisitions	0.5	0.6	0.5	0.5	0.5	0.8	0.6	0.6

Non-GAAP Income (loss) from operation	(13.7)	(17.4)	(6.0)	2.1	(4.1)	(1.5)	1.7	11.6

(i)	Offering expenses (“IPO”) are related to shares offered by the selling shareholders and other one-off IPO expenses.

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 4.1% of our revenue for the three-month period ended December 31, 2023, compared to 6.1% in the same period of 2022. For the twelve-month period ended on December 31, 2023, the consulting services revenue accounted for 5.6% of our revenue, compared to 5.8% in the same period of 2022.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical consolidated operations results

Comparison of results of operations for the three and twelve-month periods ended December 31, 2023 and 2022

The following table sets forth our condensed consolidated interim income statements for the three and twelve-month periods ended December 31, 2023 and 2022. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscription revenue	58,224	42,732	190,302	148,475
Services revenue	2,497	2,753	11,215	9,145

Total revenue	60,721	45,485	201,517	157,620

Subscription cost (1)	(12,472)	(11,491)	(45,420)	(41,408)
Service cost (1)	(3,385)	(3,103)	(15,529)	(11,424)

Total cost	(15,857)	(14,594)	(60,949)	(52,832)

Gross profit	44,864	30,891	140,568	104,788

Operating expenses
General and administrative (1)	(9,132)	(7,052)	(33,673)	(28,348)
Sales and marketing (1)	(15,129)	(12,404)	(59,461)	(67,798)
Research and development (1)	(14,344)	(14,059)	(60,116)	(57,205)
Other losses	(556)	(402)	(1,920)	(1,356)

Income (loss) from operations	5,703	(3,026)	(14,602)	(49,919)

Financial result, net	359	2,706	3,007	(7,631)

Equity results	19	347	1,008	1,106

Income (loss) before income tax	6,081	27	(10,587)	(56,444)

Total income tax	(2,858)	(349)	(3,107)	4,025

Net income (loss) for the period	3,223	(322)	(13,694)	(52,419)

(1)	Includes stock-based compensation expenses as follows:

	Three months ended		Twelve months ended
(in US$ thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Subscription cost	(9)	(164)	(205)	(502)
Services cost	(115)	(88)	(464)	(156)
General and administrative	(2,335)	(1,476)	(7,254)	(4,366)
Sales and marketing	(1,046)	(1,142)	(4,382)	(2,885)
Research and development	(1,782)	(1,716)	(7,380)	(4,844)

Total	(5,287)	(4,586)	(19,685)	(12,753)

Total revenue

The components of our total revenue during the three and twelve-month periods ended on December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
Subscription revenue	58,224	42,732	36.3%	190,302	148,475	28.2%
Services revenue	2,497	2,753	(9.3)%	11,215	9,145	22.6%

Total revenue	60,721	45,485	33.5%	201,517	157,620	27.8%

Total revenue for the three-month period ended December 31, 2023 was US$60.7 million, an increase of US$15.2 million, or 33.5% in US$ or 24.9% on an FX neutral basis, from US$45.5 million in the same period of 2022. The increase in total revenue was primarily driven by: an increase in GMV of 37.9% in US$ or 29.9% on an FX neutral basis to US$5.4 billion for the three-month period ended December 31, 2023, from US$3.9 billion in the same period of 2022, which also led to higher revenues from transaction-based fees and the expansion of our operations outside of Latin America.

Total revenue for the twelve-month period ended December 31, 2023 was US$201.5 million, an increase of US$43.9 million, or 27.8% in US$ or 23.7% on an FX neutral basis, from US$157.6 million in the same period of 2022. The increase in total revenue was primarily driven by: an increase in GMV of 30.2% in US$ or 25.3% on an FX neutral basis to US$16.5 billion for the twelve-month period ended December 31, 2023, from US$12.7 billion in the same period of 2022, which also led to higher revenues from transaction-based fees and the expansion of our operations outside of Latin America.

Total cost

The components of our total cost during the three and twelve-month periods ended on December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
Subscription cost	(12,472)	(11,491)	8.5%	(45,420)	(41,408)	9.7%
Services cost	(3,385)	(3,103)	9.1%	(15,529)	(11,424)	35.9%

Total cost	(15,857)	(14,594)	8.7%	(60,949)	(52,832)	15.4%

Total cost for the three-month period ended December 31, 2023 increased by US$1.3 million, or 8.7%, to US$15.9 million from US$14.6 million in the same period of 2022, mainly due to an increase in total cost of subscription by US$1.0 million.

Total cost for the twelve-month period ended December 31, 2023 increased by US$8.1 million, or 15.4%, to US$60.9 million from US$52.8 million in the same period of 2022, mainly due to an increase in total cost of services by US$ 4.0 million mainly due to implementation projects for new customers in the United States and Europe, and an increase in total cost of subscriptions by US$4.1 million, given the increase in transactions and the GMV processed on our platform.

Gross profit

As a result of the above, our gross profit increased by US$14.0 million, or 45.2% to US$44.9 million for the three-month period ended December 31, 2023 from US$30.9 million in the same period of 2022. As a percentage of our total revenue, our gross profit increased to 73.9% in the three-month period ended December 31, 2023 from 67.9% in the same period of 2022, mainly due to operational hosting cost efficiencies.

Our gross profit increased by US$35.8 million, or 34.1% to US$140.6 million for the twelve-month period ended December 31, 2023 from US$104.8 million in the same period of 2022. As a percentage of our total revenue, our gross profit increased to 69.8% in the twelve-month period ended December 31, 2023 from 66.5% in the same period of 2022, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the three and twelve-month periods ended on December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
General and administrative	(9,132)	(7,052)	29.5%	(33,673)	(28,348)	18.8%
Percentage of total revenue	(15.0)%	(15.5)%	—	(16.7)%	(18.0)%	—

Our general and administrative expenses increased by US$2.1 million, or 29.5%, to US$9.1 million for the three-month period ended December 31, 2023 from US$7.1 million in the same period of 2022, primarily due to the increase in expenses related to compensation, including share-based compensation.

For the twelve-month period ended December 31, 2023, our general and administrative expenses increased by US$5.3 million, or 18.8%, to US$33.7 million from US$28.2 million in the same period of 2022, primarily due to the increase in expenses related to compensation, including share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and twelve-month periods ended December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
Sales and marketing	(15,129)	(12,404)	22.0%	(59,461)	(67,798)	(12.3)%
Percentage of total revenue	(24.9)%	(27.3)%	—	(29.5)%	(43.0)%	—

Our sales and marketing expenses increased by US$2.7 million, or 22.0%, to US$15.1 million for the three-month period ended December 31, 2023 from US$12.4 million in the same period of 2022, primarily due to (1) the increase in expenses related to compensation and (2) the increase in outsourcing expenses.

For the twelve-month period ended December 31, 2023, our sales and marketing expenses decreased by US$8.3 million, or 12.3%, to US$59.5 million from US$67.8 million for the same period of 2022, primarily due to the reduction of our Sales and Marketing headcount, made during the second half of 2022. Although our Sales and Marketing workforce decreased, we will continue investing in regions such as the United States, Europe and Latin America.

Research and development

Research and development expenses during the three and twelve-month periods ended on December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
Research and development	(14,344)	(14,059)	2.0%	(60,116)	(57,205)	5.1%
Percentage of total revenue	(23.6)%	(30.9)%	—	(29.8)%	(36.3)%	—

Our research and development expenses increased by US$0.3 million, or 2.0% to US$14.3 million for the three-month period ended December 31, 2023 from US$14.1 million in the same period of 2022, primarily due to the increase in expenses related to compensation.

For the twelve-month period ended December 31, 2023, our research and development expenses increased by US$2.9 million, or 5.1%, to US$60.1 million from US$57.2 million in 2022, primarily due to the increase in expenses related to share-based compensation and outsourcing.

Financial results

The components of our financial results during the three and twelve-month periods ended December 31, 2023 and 2022 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2023	December 31, 2022	Variation	December 31, 2023	December 31, 2022	Variation
Financial income	20,801	7,645	172.1%	46,374	23,770	95.1%
Financial expense	(20,442)	(4,939)	313.9%	(43,367)	(31,401)	38.1%

Financial result, net	359	2,706	(86.7)%	3,007	(7,631)	n/a

Our financial result amounted to a revenue of US$0.4 million for the three-month period ended December 31, 2023, compared to an revenue of US$2.7 million in the same period of 2022.

Our financial result amounted to a revenue of US$3.0 million for the twelve-month period ended December 31, 2023, compared to an expense of US$7.6 million in the same period of 2022.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$13.2 million, or 172.1%, to US$20.8 million for the three-month period ended December 31, 2023 from US$7.6 million in the same period of 2022, mainly due to an increase in interest and dividends earned on bank deposits and financial investments to US$13.9 million in December 31, 2023 from US$1.7 million in December 31, 2022.

Financial income increased by US$22.6 million, or 95.1%, to US$46.4 million for the twelve-month period ended December 31, 2023 from US$23.8 million in the same period of 2022, mainly due to the increase in interest and dividends earned on bank deposits and financial investments to US$23.8 million in December 31, 2023 from US$2.3 million in December 31, 2022.

Financial expense

Financial expense increased by US$15.5 million, or 313.9%, to US$20.4 million for the three-month period ended December 31, 2023 from US$4.9 million in the same period of 2022, mainly due to (1) an increase in adjustment of hyperinflation to US$9.1 million in December 31, 2023 from US$1.4 million in December 31, 2022 and; (2) an increase in foreign exchange losses to US$7.4 million in December 31, 2023 from US$2.9 million in December 31, 2022.

Financial expense increased by US$12.0 million, or 38.1%, to US$43.4 million for the twelve-month period ended December 31, 2023 from US$31.4 million in the same period of 2022, mainly due to (1) an increase in adjustment of hyperinflation to US$19.4 million in December 31, 2023 from US$5.2 million in December 31, 2022 and; (2) the increase in foreign exchange losses to US$16.8 million in December 31, 2023 from US$8.5 million in December 31, 2022, which was partially offset by (3) a decrease in losses from short and long-term investments to US$1.6 million in December 31, 2023 from US$13.8 million in December 31, 2022.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at December 31, 2023 and December 31, 2022:

	As at December 31, 2023
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	90,249	5,052	(8)	95,293

	As at December 31, 2022
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	208,177	1,013	(5,145)	204,045

Net income (loss) for the period

As a result of the above, our net income amounted to US$3.2 million for the three-month ended December 31, 2023, compared to a net loss of US$0.3 million in the same period of 2022.

As a result of the above, our net loss amounted to US$13.7 million for the twelve-month period ended December 31, 2023, compared to US$52.4 million in the same period of 2022.

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the twelve months ended
(in US$ thousands)	December 31, 2023	December 31, 2022
Net cash provided by (used in) operating activities	4,259	(29,222)
Net cash provided by (used in) investing activities	38,425	(43,379)
Net cash used in financing activities	(38,430)	(19,580)
Net increase (decrease) in cash and cash equivalents	4,254	(92,181)

Net cash provided by (used in) operating activities

For the twelve months ended December 31, 2023, our net cash provided by operating activities amounted to US$4.3 million, compared to US$29.2 of cash used in the same period of 2022, primarily as a result of:

•	a decrease in net loss of the year to US$13.7 million for the twelve-month period ended December 31, 2023, compared to a net loss of US$52.4 in the same period of 2022.

•

changes in operating liabilities which consisted mainly of US$6.9 million increase in deferred revenue for the year ended December 31, 2023, compared to an increase of US$1.2 million for the year ended December 31, 2022, and a increase in taxes payable in the amount of US$7.3 million for the year ended December 31, 2023, compared to an decrease of US$1.5 million for the year ended December 31, 2022; partially offset by:

•

changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$13.1 million for the year ended December 31, 2023, compared to an increase of US$3.6 million for the year ended December 31, 2022, and an increase in prepaid expenses in the amount of US$0.6 million for the year ended December 31, 2023, compared to a decrease of US$3.9 million for the year ended December 31, 2022.

Net cash provided by (used in) investing activities

For the twelve-month period ended December 31, 2023, net cash provided by investing activities amounted to US$38.4 million, compared US$43.4 million of net cash used in investing activities in the same period of 2022, primarily as a result of an increase in the redemption of short-term investments to US$171.2 million for the twelve-month period ended December 31, 2023, from US$78 million in the same period of 2022. This was partially offset by an increase in purchase of short and long-term investment to US$ 135.4 million for the twelve-month period ended December 31, 2023, from US$120.6 million in the same period of 2022

Net cash used in financing activities

For the twelve-month period ended December 31, 2023, net cash used in financial activities increased by US$18.9 million to US$38.4 million, from US$19.6 million in the same period of 2022, primarily as a result of the buyback of shares in the amount of US$35.2 million for the twelve-month period ended December 31, 2023, from US$12.8 million in the same period of 2022 partially offset by a decrease in payment of loans and financing to US$1.2 million for the twelve-month period ended December 31, 2023, from US$2.7 million in the same period of 2022.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the twelve-month periods ended December 31, 2023 and 2022, amounted to US$0.5 million and US$0.3 million, respectively, representing 0.2% and 0.2% of our total revenue for the twelve-month periods ended December 31, 2023 and 2022, respectively.

For 2024, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2023. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, restricted cash, and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and nongovernment debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and short-term investments, as of December 31, 2023, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment. As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the twelve-month period ended December 31, 2023 and in the year ended December 31, 2022, 20.3% and 15.6% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2023 and in the year ended December 31, 2022, our assets were represented by 61.3% and 66.1% in U.S. dollars, 38.7% and 33.9% in other currencies. As of December 31, 2023 and in the year ended December 31, 2022, our liabilities, excluding our total shareholders’ equity, were represented by 11.7% and 13.2% in U.S. dollars, 88.3% and 86.8% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2024

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer